

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
D J Palmer
Chief Financial Officer
Reed Elsevier PLC and Reed Elsevier NV
1-3 Strand
London WC2N 5JR
England

> **Re:** **Reed Elsevier PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-13334**
> **Reed Elsevier NV**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-13688**

Dear Mr. Palmer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1. In your letter to us dated July 31, 2007, you discussed your contacts with Cuba and Syria. Also, we are aware of media reports that since your referenced letter, Elsevier has sold products in Syria, and Reed Exhibitions has organized an exhibition with Sudan as a confirmed participant. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include information about contacts with those countries. Please describe to us the nature and extent of your past, current, and

anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any products, information, or services you have provided or intend to provide into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

2. Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Item 4: Information on Reed Elsevier History and Development

Equalisation arrangements, page 11

3. We note that at the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the original combination of their operations established an equalization ratio, whereby one Reed Elsevier NV ordinary share was, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. We also note that this equalization ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV. Based upon share repurchases that occurred throughout fiscal year 2012, as well as thereafter, it appears that Reed Elsevier PLC ordinary shares are repurchased at a ratio of greater than 1.538-to-1. In this regard, please tell us whether the aforementioned equalization ratio has changed subsequent to the original combination of the Reed Elsevier PLC and Reed Elsevier NV businesses. If so, consider whether it would be appropriate to disclose the most recently determined equalization ratio as of each balance sheet date.

Item 5: Operating and Financial Review and Prospects

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended

December 31, 2011, page 28

4. We note that throughout MD&A, you oftentimes do not quantify the absolute impact of the factors that have been cited as contributors to the variances in your consolidated and/or segments' results. In certain circumstances, you cite offsetting factors without quantification of their relative impact – for example, when you discuss the revenue reported by the Scientific, Technical & Medical segment for fiscal year 2012, as compared to fiscal year 2011. In other circumstances, you cite the percentage by which an amount recognized for a specific item has changed between comparable reporting periods, without quantification of the absolute change. For example, refer to your discussion of the factors that contributed to the growth in revenue recognized by the Risk Solutions segment for fiscal year 2012, as compared to fiscal year 2011. We believe that the quantification of all material factors on an absolute basis would provide readers with a more complete understanding of the variances in your reported results, as well as provide additional transparency with regard to the impacts of offsetting factors. In this regard, please revise your disclosure to quantify the impact of all material factors, or advise.

5. We note that you oftentimes refer to variances in underlying revenue and underlying adjusted operating profits when discussing the results of your segments. We also note that there are instances in which the percentage variance in underlying segment revenue may differ significantly from percentage variance in reported segment revenue – including, instances in which underlying segment revenues have experienced growth, while reported segment revenues have declined. Notwithstanding these observations, we note that you have only separately quantified the absolute impacts of underlying growth, acquisitions, disposals, and currency effects on consolidated revenue and consolidated adjusted operating profit. In this regard, we believe that your MD&A disclosure would be significantly enhanced if you provided similar disclosure for your segments, if and when (A) segment results have been materially impacted by one or more the aforementioned factors or (B) the impacts of two or more of those individual factors offset each other. Please revise your disclosure accordingly, or advise.

6. We note that your discussion of segment results primarily focuses on segment revenue and adjusted operating profit, while providing only limited, if any, discussion of segment costs. In this regard, we also note the disclosure on page 28 of your filing, which states that "changes in cost of sales, selling and distribution costs, and administrative and other expenses, including changes in individual components thereof, were not material to the adjusted operating profit performance of the individual segments." Notwithstanding this disclosure, we believe that a more detailed analysis of operating expenses (including cost of sales) may have been appropriate for certain segments for which (A) operating costs

appear to have fluctuated significantly (e.g., Risk Solutions and Exhibitions) or (B) the percentage of change in reported operating profit and/or adjusted operating profit significantly exceeded the percentage of change in reported revenue. In addition, given the various references that you have made to (a) process efficiencies and reductions in "print" sales (e.g., in connection with your discussion of the 2012 results of the Scientific, Technical & Medical and Legal segments) and (b) new product development spending (e.g., in connection with your discussion of the 2012 adjusted operating profit margins for the Risk Solutions and Legal segments), it appears that it may have been appropriate to provide a more detailed analysis of the costs incurred for those segments, as well as any changes to the components thereof. Finally, variances in the number of people employed by certain of your segments (i.e., as observed from page F-22 of your filing) may suggest that a more detailed analysis of the costs incurred by those segments may have been meaningful.

Given the observations noted above, we believe that you should (A) assess whether a more detailed and comprehensive analysis of costs should be provided for each segment and (B) revise your disclosure, as appropriate. In this regard, we believe that separate discussions of segment revenues and segment costs generally provide more useful information to readers, as such analyses provide for a more complete analysis of each component of operating profit and/or adjusted operating profit. Please provide an example of your proposed expanded disclosure as part of your response, or advise.

Item 15: Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

7. Based upon your disclosure, Reed Elsevier PLC and Reed Elsevier NV are required to comply with applicable US regulations and, therefore, have established a Disclosure Committee. In this regard, we note your disclosure that this committee "reviewed and evaluated the effectiveness of our controls and procedures as of December 31, 2012," and that "based upon on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure control and procedures are effective…" However, we also note that it is not clear from your disclosure whether you are concluding on the effectiveness of the disclosure controls and procedures of Reed Elsevier PLC, Reed Elsevier NV, the Reed Elsevier combined businesses, and/or all of the aforementioned businesses. In this regard, we believe that it may be appropriate for you to explicitly conclude on the effectiveness of the disclosure controls and procedures at each of the aforementioned entities, similar to your disclosure regarding the effectiveness of each entity's internal controls over financial reporting. Please revise your disclosure accordingly or advise.

Item 18: Financial Statements

Reed Elsevier Combined Financial Statements

Notes to the Combined Financial Statements

Note 3. Segment Analysis, page F-18

8. We note that you have not disclosed a measure of total assets for your individual segments. We also note that paragraph 23 of IFRS requires an entity to disclose a measure of total assets for each reportable segment, if such amounts are regularly reported to the chief operating decision maker (the "CODM"). In this regard, please confirm that a measure of segment assets is not regularly reported to your company's CODM. Alternatively, revise Note 3 to your financial statements to include all information that is required to be disclosed pursuant to paragraph 23 of IFRS.

Note 7. Pension Schemes, page F-22

9. Per your disclosure, your company's pension obligations relate to a number of pension schemes that are operated around the world. In this regard, we note that (A) the major schemes, historically, have been defined benefit plans and (B) the largest defined benefit schemes are in the UK, the US, and the Netherlands. Despite the existence of separate pension schemes in individual countries, you have disclosed (a) a single set of actuarial assumptions (e.g., discount rates, expected rates of return on assets, expected rates of salary increases, inflation, future pension increases, and mortality rates) for all of your various pension schemes (i.e., on a weighted-average basis) and (b) aggregated information regarding the obligations, assets, and pension expense attributable to your pension schemes. In this regard, please tell us the factors that were considered in determining that it was not necessary to present disaggregated information for pension schemes in different geographic regions. As part of your response, specifically explain whether all of your pension schemes (i) invest in the same or similar assets, (ii) provide for similar pension benefits, (iii) are subject to similar funding regulations and strategies, (iv) are subject to similar risks, and (iv) utilize comparable actuarial assumptions. In addition, tell us the relative size of the defined benefit schemes in the UK, the U.S., and the Netherlands (e.g., as measured as a percentage of total pension assets, total pension obligations, or any other metric deemed reasonable). Please refer to paragraph 138 of IAS 19 for further guidance.

10. Please tell us why the "expected rate of return on scheme assets" was disclosed as "n/a" at December 31, 2012. If this assumption has been disclosed as "n/a" due to the expected change to the method used to calculate pension asset returns under the revisions to IAS 19 (i.e., as described on page F-17 of your filing), please explain why the discount rate attributable to high quality corporate bonds was not disclosed for this assumption.

Reed Elsevier PLC Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 12. Investments in joint ventures, page F-65

11. Please tell us and, if appropriate, disclose what "funding balances due from joint ventures" represents, as well as the factors that result in changes to this balance. In addition, explain to us and, as appropriate, disclose the relationship between this balance and Reed Elsevier PLC's shareholders' share of the joint ventures "total liabilities," if any. Lastly, please include similar disclosure in Note 12 ("Investments in joint ventures") to Reed Elsevier NV's financial statements, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief